U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):


[X] Form10-K [] Form 20-F[] Form11-K[] Form10-Q[] Form N-SAR
For Period Ended: December 31, 2002

[] Transition Report on Form 10-K
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q
[] Transition Report on Form N-SAR
For the Transition Period Ended:
                                ---------------------------


Rear Attached Instruction Sheet Before Preparing Form:  Please
Print or Type:

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein:

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates N/A


Part I - Registrant Information

         Full name of Registrant:           Vicon Fiber Optics Corp.
         Former name if Applicable:         N/A

         Address of principal Executive
         Office                             90 Secor Lane
                                            Pelham Manor, NY  10803


Part II - Rules 12b-25(b) and (c)

If the subject could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.


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(b) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.


PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

      Due to circumstances beyond its control, the Company has not obtained all information necessary to complete its financial statements. The Company expects to receive the information shortly and complete the financial statements and file its report on Form 10-K on or before

April 15, 2003


PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

      Arthur Levine              (914) 738 5006

(2) Have all other periodic reports required under Section 13or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ ] Yes     [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 1, 2003              By /s/ Arthur W. Levine
                                        Arthur W. Levine, President

INSTRUCTION: The form may be signed by an executive officer or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf
o the Registrant shall be filed with the form.